Exhibit 99.6

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Draganfly Inc. (“Draganfly” or the “Company”)

235 103rd St. E., Saskatoon

Saskatchewan S7N 1Y8

Item 2	Date of Material Change

July 16, 2025

Item 3	News Release

News release disclosing the material change was disseminated through the Globe Newswire on July 16, 2025, and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On July 16, 2025, the Company announced the successful selection of its Commander 3XL (C3XL) UAV platform, also known as the ‘Swiss Army Knife’ of drones, by a major branch of the United States Department of Defense (DoD).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

On July 16, 2025, the Company announced the successful selection of its Commander 3XL (C3XL) UAV platform by a major branch of the United States Department of Defense (DoD). This delivery supports next-generation deployment initiatives focused on advanced reconnaissance in combination with operational capabilities.

The procurement was facilitated through a known prime contractor, with Draganfly engaging directly with end-user military stakeholders to ensure the platform was tailored to meet real-world mission requirements. The Commander 3XL platform is to be deployed for intelligence, surveillance, and reconnaissance (ISR) missions that require additional operational capabilities underscoring the growing demand for adaptable UAV platforms in active defense scenarios.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Paul Sun, Chief Financial Officer
Tel: 1.800.979.9794

Item 9	Date of Report

July 17, 2025

Forward-Looking Statements

Certain statements contained in this material change report may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this material change report, such forward-looking statements include, but are not limited to, statements regarding the Commander 3XL platform’s ability to meet real-world mission, requirements, its ability to complete ISR missions that may require a mission profile requiring, additional operational capabilities, and statements regarding the growing demand for adaptable UAV platforms in active defense scenarios. Actual future events may differ from the anticipated events expressed in such forward-looking statements. Draganfly believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this material change report. These forward-looking statements speak only as of the date made, and Draganfly is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws. Investors are cautioned not to unduly rely on these forward-looking statements and are encouraged to read Draganfly’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.